

LPPFUSION
2021-22 Report

Dear investors,

In the past year, LPPFusion has achieved a new world record for the purity of a fusion-producing plasma. The impurity levels in the plasma have decreased three-fold from that achieved in the previous 2019 experiments with beryllium electrodes and are at least ten times less than those reported for any other fusion device. Reducing impurity levels has long been extremely important in fusion research. First of all, impurity elements can greatly increase radiation that cools the plasma, preventing the achievement of the high temperatures needed for fusion.

Second, the erosion processes that produce the impurities by vaporizing device components reduce their lifetime. Finally, the same erosion processes, if fast enough, can cause experimental results to deteriorate even in the course of a few months of experiments. LPPFusion's reduction of impurity levels below any achieved elsewhere is thus a major step forward for fusion research.

LPPFusion's new world record joins two other records we have earlier achieved. In 2016 we achieved, and published, the world record for confined ion energy of over 200 keV (the equivalent of more than 2 billion degrees, 200 times hotter than the center of the sun). That same year our FF-1 device achieved the highest ratio of fusion energy output to device energy input of any private fusion research effort. With only $9 million spent so far on our project, **LPPFusion's three records make us a world leader in the development of fusion energy.**

While our new ultrafast switches to feed current to our device have taken much longer than expected to perfect, we have made good progress and are confident that we will soon have them working as planned, leading to major increases in fusion yield. We also expect to soon begin experiments with our target fuel, hydrogen-boron or pB11.

We need your help!

We need lots of help in getting the word out about our advances to the mass media and on social media. We want investors to contact local media outlets, present our work at relevant energy technology meetings, organize local meetings and put new of our on websites. We also need technology meetings, organize local meetings and put new of our on websites. We also need additional help from those with specialized technical expertise, such as electrical and mechanical engineering, and computer simulations.

Sincerely,

Rudolph Fritsch

Secretary Treasurer

Ivana Karamitsos

CIO

Eric J. Lerner

President and Chief Scientist

Our Mission

To achieve the future we want for ourselves and our children, we must replace fossil fuels with a cheap, clean, safe, and unlimited energy source. Our small, decentralized 5 MW generators will use hydrogen and boron fuel, both of which are essentially unlimited in nature, to allow a direct conversion of energy to electricity without expensive turbines or radioactive waste. We believe costs will be 10x cheaper than existing energy sources, meaning our Focus Fusion technology can change the world.

See our full profile

How did we do this year?



Report Card

B+



The Good

Achieved a new world record for the purity of a fusion-producing plasma.

Made progress in getting our new ultra-fast switches to work.

Raised nearly $1 million in new capital



The Bad

Switches took much longer than expected to perfect

Pandemic shut-downs cut off our access to major libraries until recently

Media coverage of our work continues to be limited

2021-22 At a Glance

Fiscal Year Ends September 30



$0
Revenue



-$702,312
Net Loss



$11,989 [95%]
Short Term Debt



$1,423,755
Raised in 2021-22



$40,004
Cash on Hand
As of 06/10/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We're on a near-term path to achieving nuclear fusion energy at a low enough cost to replace all fossil-fuel based energy sources and end fossil fuel use. We will harness the energy source that powers the sun to create clean, safe energy. If we secure the funding to complete our project, we believe this will be the most fundamental change in technology in decades. It will flip the power from fossil to fusion.

To achieve the future we want for ourselves and our children, we must replace fossil fuels with a cheap, clean, safe, and unlimited energy source. Our small, decentralized 5 MW generators will use hydrogen and boron fuel, both of which are essentially unlimited in nature, to allow a direct conversion of energy to electricity without expensive turbines or radioactive waste. We believe costs will be 10x cheaper than existing energy sources, meaning our Focus Fusion technology can change the world.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

LAWRENCEVILLE PLASMA PHYSICS, INC. was incorporated in the State of New Jersey in May 2003.

Since then, we have:

- Achieved the highest confined temperature of any fusion experimental device, over 2 billion degrees, sufficient for hydrogen-boron fusion.

- Highest fusion energy output per unit energy input of any private fusion experiment, more than 300 times the closest competitor.

- World record for plasma purity in a fusion device

- Patents issued in the U.S., China, Australia, Canada, and the European Union, with patent pending in India.

- Collaborating with international network of 40 labs organized by the International Center for Magnetized Plasmas.

- Raised over $9 million from over 1,000 investors.

- Research published in leading peer-reviewed journals documenting the LPP Fusion device as the most advanced, privately funded fusion experiment in the world.

- Easiest path to fusion by using natural instabilities of plasmas, not fighting them. We imitate nature.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended September 30, 2021, the Company had revenues of $128,501 compared to the year ended September 30, 2020, when the Company had revenues of $74,384. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.

- *Assets.* As of September 30, 2021, the Company had total assets of $651,669, including $254,143 in cash. As of September 30, 2020, the Company had $624,019 in total assets, including $246,004 in cash.

- *Net Income.* The Company has had net income of $699,880 and net losses of $737,056 for the fiscal years ended September 30, 2021 and September 30, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $11,989 for the fiscal year ended

September 30, 2021 and $247,480 for the fiscal year ended September 30, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $9,296,357 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LAWRENCEVILLE PLASMA PHYSICS, INC. cash in hand is $40,004, as of June 2022. Over the last three months, revenues have averaged $225/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $65,400/month, for an average burn rate of $65,175 per month. Our intent is to be profitable in 50 months.

Since the date our financials cover, we have achieved a world record in plasma purity. We also identified several problems with our switch designs and are now finalizing new designs which we expect to test in July.

Over the next 3 to 6 months, we expect revenue to continue to be small and expenses to continue at the same level, around $65,000/month.

We are not profitable as we are still in the research phase of developing our Focus Fusion generator technology. We expect to be profitable once we complete both the research and development phase and star to sell licenses. We currently expect this to happen around 2026.

We expect that investments in our shares will fully cover our expenses and allow us to build up a reserve.

However, to reach profitability in the next 4-5 years, we will need much larger funds, in the region of $100 million. We expect to be able to raise these funds once we have completed the present research phase and have demonstrated net energy production in the lab. We expect that these funds will come from a combination of government grants and large investments, which we think we have a good chance of obtaining once we demonstrate we are the first to attain net energy for a fusion energy device.

Revenue per Employee: $0   Cash to Assets: 39%   Revenue to Receivables: ~   Debt Ratio: 2%

LPPFusion_Final_Audit_Report.pdf

We ❤ Our 1409 Investors

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Thank You!

From the LPPFusion Team



Eric J. Lerner

President and Chief Scientist



Ivana Karamitsos

Chief Information Officer, Communications Director

Ivy studied mathematics and classical music in the former Yugoslavia and received a degree in Computer Science from Binghamton University, SUNY in 2003 before joining our team in 2010.



Dr. Syed Hassan

Research Scientist

Dr. Hassan, a plasma physicist, has more than 20 years experience with the dense plasma focus device. Before joining LPPFusion in 2015, he worked for Purdue University's School of Nuclear Engineering.



Rudolph Fritsch

Mechanical Engineer, Secretary

Rudy has been President of Allsteel, a manufacturer of industrial metal-forming equipment, for 15 years. As an engineer and entrepreneur, he ran a successful family business in Canada for decades.



Dr. Warwick Dumas

Simulation Researcher

Warwick earned a Ph.D. in Applied Mathematics from the University of Leicester before joining LPP in 2012, where he simulates the plasma filaments that form when the capacitor banks are discharged.








Dr. Robert Terry
Computational Physics
Consultant

Dr. Terry has had over 35 years of experience in simulation of plasma phenomena, including over 20 years at the US Naval Research Laboratory developing innovative methods for modeling the Z pinch.

Dejan Simurdic
IT Adminstrator

Dejan is a Software Developer/Data Analyst with over 13 years of experience. He worked in multiple industries and in over 20 different coding and database platforms. He was born in Serbia and spent 3 years in Africa before coming to the US.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eric J. Lerner	Physicist @ LPPFusion	2003

Officers

OFFICER	TITLE	JOINED
Eric J. Lerner	Chief Scientist	2003
Rudolph Fritsch	Secretary Treasurer	2015
Ivana Karamitsos	Chief Information Officer, Communications Director	2010

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Eric Lerner	140,020 Class B and Class A Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2015	$4,439,373	Common Stock	Section 4(a)(2)
09/2015	$354,200	Common Stock	Section 4(a)(2)
11/2015	$1,252,250	Common Stock	Section 4(a)(2)
05/2018	$963,250		4(a)(6)
09/2018	$339,706	Common Stock	Regulation D, Rule 506(c)
03/2020	$615,375		4(a)(6)
12/2020	$591,125	Common Stock	Regulation D, Rule 506(c)
08/2021	$672,750		4(a)(6)
09/2021	$159,880		Section 4(a)(2)
06/2022	$39,000	Common Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	AUTHORIZED	OUTSTANDING	
Class B Common Stock	400,000	324,267	No
Class A Common Stock	20	20	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	19,008

Risks

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments will take effect 60 days after the publication in the Federal Register. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

Dilution Risks You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, a crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most development and early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

However, the Shareholder's Agreement does offer you the possibility of maintaining your percentage of the company, in the event of a new offering, by buying shares on the same terms as those offered to others.

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Rudolph Fritsch is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Control by Majority Stockholder Even if this offering is fully subscribed, Eric Lerner, who serves as an officer and our sole director, owns 100% of our Class A Voting Common Stock, and therefore maintains control. The Class B Common Stock does not have any voting rights. Therefore, investors will not have the ability to control our management. Notwithstanding the foregoing, Mr. Lerner and certain holders of our Class B Common Stock are parties to the Shareholder Agreement, pursuant to which the approval of certain holders of Class B Common Stock is required by the Company, to increase executive compensation beyond certain levels, increase the authorized number of shares, create new classes of shares, or enter into transactions with affiliates that have a value in excess of $5,000.

Limited Transferability and Liquidity Each investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Class B Common Stock. In addition, each investor shall sign a Shareholder Agreement (the "Shareholder Agreement"), which imposes certain additional restrictions on the transfer of the Class B Common Stock. Under the Shareholder Agreement, until such time as we become a public company, no Shares may be sold or transferred without first offering us and all of the other holders of Class B Common Stock the right to purchase such Shares. Excluded from this provision are transfers resulting from the death of a shareholder or a transfer to an affiliate of the shareholder. No public market exists for our Class B Common Stock and no market is expected to develop.

The Company plans on expanding its business in further research stages and eventually through the introduction of commercialization and marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

If a prototype generator is achieved, commercialization will be a remaining hurdle. Significant commercial interests in existing energy sources may be able to delay such commercialization. Many other competitors may well take a large share of the market for our devices, in regions not covered by our patents, by challenging the patents, or by ignoring them.

While we believe we have a good chance of success, net power from fusion has not yet been achieved by anyone, and it's entirely possible that unexpected problems will arise. We won't know for sure until the experiments are complete. It's possible that the plasma won't behave the way we expect. There may also be engineering difficulties which delay the tests.

Even if we achieve net energy production in a laboratory device, we may not be able to overcome the engineering challenges to produce a working prototype generator. Heat removal is a significant engineering challenge and while this now appears possible within existing technology, it is near the limit of that technology. The x-ray collection device has never been built and unexpected difficulties may arise with that as well.

The Company is still in the R&D phase and has no profits to date. It has been financed primarily by investment. Losses to date have been a significant fraction of total investment, and have been over $8 million. Such losses are expected to continue until licenses in the Company's technology are sold, which is projected to occur no sooner than 2025. Delays in the sale of such licenses could lead to continued losses.

In the early stages of development, the Company's business will be significantly dependent on the Company's management and scientific team. The Company's success will be mainly dependent upon Eric J. Lerner, and his loss could have a material adverse effect on the Company.

The Company has significant competition in the existing energy industry, and some of these competitors have significant resource bases with which to compete. In the particular field of fusion energy, other proposed fusion devices are in various phases of development, although no project has demonstrated net power generation yet. Primary competitors include General Fusion and TAE.

Our business strategy depends on the widespread adoption of our technology We do not have an existing customer base, and do not anticipate the development of a customer base until we have proven our technology. While we believe we can develop a customer base, our inability to do so could have a material adverse effect on us. Although we believe that our products may eventually offer advantages over competitive companies and products, no assurance can be given that our products will attain a degree of market acceptance on a sustained basis or that we will generate revenues sufficient for sustained profitable operations.

Terms of Subsequent Financings We may need to engage in other common equity, debt, or preferred stock financing in the future. As a result of these additional offerings, your rights and the value of your investment in the Class B Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise additional equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, a lower purchase price.

We Face Intense Competition We compete with major and widely used and existing power generation facilities and devices, public utilities and alternative energy companies. Our primary competitors in the alternative energy space include General Fusion and TAE In the specific field of fusion energy, other proposed fusion devices are in various phases of development, although no project has demonstrated net energy production yet. Most of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Inadequacy of Funds If we are able to raise the full amount we are seeking to raise in this offering, we believe that such proceeds will capitalize and sustain us sufficiently to allow for the implementation of our business plans. If, however, we are unable to raise the full amount we are seeking, or if certain assumptions made by management are incorrect, we may have inadequate funds to fully develop our business and may need to raise additional capital through equity or debt financings, which may not be available on favorable terms, or at all.

Developing New Products and Technologies Entails Significant Risks We are currently in the research and development stage. Delays or cost overruns in the development of our technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

If We do not Retain Key Personnel, Our Business Will Suffer The success of our business is heavily dependent on the leadership of our key management personnel, specifically Eric J. Lerner and Ivy Karamitsos. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed. However, Lerner has a contract with our company prohibiting him from contributing fusion expertise to another company. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to long-term employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

We May Experience Significant Delays or Other Complications We may experience significant delays or other complications in bringing to market our systems. Any significant delays or other complications in the development, manufacture and/or launch, including, but not limited to, complications associated with launching our production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Offering Price The price of the Shares has been arbitrarily established by us, considering such matters as the state of our business development and the general condition of the industry in which we operate. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to us.

Risks of Borrowing We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our Competitive Position Depends on Maintaining Intellectual Property Protection Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We rely on a combination of patents and trade secret laws to protect our intellectual property rights. We also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Our patents might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we take will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We May Face Intellectual Property Infringement Claims If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on our patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

Unanticipated Obstacles to Execution of Our Business Plan Our business plans may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Management reserves the right to make significant modifications to our stated strategies depending on future events.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation

and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LAWRENCEVILLE PLASMA PHYSICS, INC.

- New Jersey Corporation
- Organized May 2003
- 3 employees

128 Lincoln Boulevard

Middlesex NJ 08846

https://lppfusion.com

Business Description

Refer to the LPPFusion profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LPPFusion has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.